Exhibit 99.63

VOX PROVIDES DEVELOPMENT AND EXPLORATION
UPDATES FROM OPERATING PARTNERS

TORONTO, CANADA – July 22, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Karora Resources Inc. (TSX: KRR) (“Karora”), Jangada Mines plc (AIM: JAN) (“Jangada”), Genesis Minerals Limited (ASX: GMD) (“Genesis”), Metalicity Limited (ASX: MCT) (“Metalicity”), and Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”).

Riaan Esterhuizen, Executive Vice President – Australia stated, “The last month has been extremely productive for our royalty operator partners, with newsflow linked to production expansions, key permitting approvals and continued exploration success that we expect will unlock value for Vox shareholders. As examples, the production expansion at Higginsville has the potential to extend the mine life linked to Vox’s Dry Creek royalty, and the key permitting approvals at Pitombeiras and Bulong serve to de-risk anticipated 2022 royalty revenue. The Vox team is excited that its royalty portfolio continues to generate an increasing number of catalysts that should benefit the Company and its shareholders.”

Summary of Development and Exploration Updates

•	Processing plant expansion from 1.4Mtpa to 2.5Mtpa at the Higginsville gold mine by Karora;
•	Trial mining license granted to Jangada for the Pitombeiras vanadium-iron ore project;
•	Kookynie gold projects – continued exploration success at the Puzzle North discovery by Genesis and bonanza drilling grades at the McTavish deposit by Metalicity; and

•	Major milestone achievements at Kal East Gold Project by Black Cat, which include Bulong royalty-linked deposits.

Higginsville (Producing) – Significant Expansion Plans for Processing Plant

•	Vox holds a price-linked production royalty(1) that is equal to A$0.60/gram of gold produced at current gold prices (effective 0.85% net smelter return royalty economics) on part of the Higginsville gold mine held by Karora, covering part of the Hidden Secret, Mousehollow and Paleochannels deposits; and

•	On June 28, 2021, Karora announced:
o	Phase 1 expansion plans of the Higginsville mill from 1.4 million tonnes per annum (“Mtpa”) to 1.6Mtpa, for a modest capital expenditure of approximately A$3M;
o	Phase 2 expansion plans to increase the throughput rate to 2.5Mtpa by 2024, with a total capital expenditure of A$50M; and
o	Once completed, the mill expansion would provide optionality to blend Paleochannel material with material from Karora’s other operating mines.

•	Vox Management Summary: This processing plant expansion presents volume upside for ongoing Higginsville royalty revenues from the Hidden Secret and Mousehollow deposits and unlocks future value through mine life extension from blending of royalty-linked ore from the Paleochannels deposits.

Pitombeiras (PEA Stage) – Trial Mining License Granted

•	Vox holds a 1% net smelter return royalty over the Pitombeiras vanadium-iron ore project; and

•	On June 28, 2021, Jangada announced that the Brazilian National Mining Agency has granted a trial mining license for the Pitombeiras project. The trial mining license allows for the extraction of up to 300,000 tonnes of Ferrovanadium bearing material per year from Jangada’s exploration licenses with the purpose of continuing to evaluate the technical aspects and economic benefits of the project.

•	Vox Management Summary: The granting of the trial mining license for Pitombeiras is a material pre-production permitting milestone. An updated Pitombeiras PEA (expected in Q3 2021) will provide guidance for potential royalty revenue that could commence as early as Q1 2022, based on prior guidance from Jangada.

Kookynie (Pre-Feasibility) – Outstanding Exploration Results and Expanded Drilling Program

•	Vox holds a A$1/t production royalty on part of the Kookynie gold project(2);

•	On July 1, 2021, Genesis announced that:

o	Reverse circulation drilling continues to confirm the potential to grow all key deposits which form the Ulysses Gold Project, including the royalty-linked Puzzle North deposit;
o	Further outstanding results received from the Puzzle North discovery includes significant new shallow results;

▪	69m @ 2.59g/t Au from 21m (21USRC919)
▪	8m @ 6.30g/t Au from 139m (21USRC913)
▪	27m @ 1.33g/t Au from 83m (21USRC922)
o	A 7,500m drill program is planned at Puzzle North and Puzzle (both royalty-linked) over the next three months to in-fill and extend the known mineralisation; and

o	Management of Genesis commented that:

▪	“The Ulysses Project is now moving into a really exciting phase of growth as our exploration drilling advances on multiple fronts. The Puzzle North area in particular has emerged as an exciting new discovery, with wide zones of shallow mineralisation encountered over a significant strike length.”
▪	“Drilling re-commenced at Puzzle North last week with both RC and diamond drilling to be completed in enough detail to allow an initial Mineral Resource Estimate as soon as possible. The program has been substantially expanded from 3,000m to 7,500m due to the huge upside we see at Puzzle North and in the broader Puzzle area.”

•	Vox Management Summary: The consistency of the drilling success at Puzzle North is very exciting. This exploration royalty is being fast-tracked up the development curve towards production, with an initial resource estimate for Puzzle North being aggressively prioritised. These royalty-linked Puzzle North deposits have strong potential to be included in Genesis’ Ulysses feasibility study over the coming ~12 months.

Kookynie (Advanced Exploration) – High Grade Drill Results

•	Vox holds a A$1/t ore production royalty (with gold grade escalator(2)) on part of the Kookynie gold project held by Metalicity;

•	On July 8, 2021, Metalicity announced that:

o	Final assays from recent drilling at the McTavish prospect has returned some of the best high-grade results at the project to date, including:

▪	5m @ 25.9 g/t from 28m (McTRC0049) including:
•	3m @ 41.5 g/t from 30m, and
•	1m @ 91.2g/t from 30m;
▪	6m @ 20.6 g/t from 19m (McTRC0064) including 4m @ 29.1 g/t from 20m;
▪	3m @ 19.1 g/t from 88m (McTRC0044) including 1m @ 52.8 g/t from 89m;
▪	4m @ 3.5 g/t from 8m (McTRC0051) including 1m @ 11.4 g/t from 10m;

o	Metalicity is planning to prioritise McTavish and the 2km of untested strike between McTavish and Leipold in its next exploration efforts and a further 38 holes remain outstanding from Champion and Cosmopolitan; and

o	Once all holes are received and reported, Metalicity intends to release, in due course, its Maiden JORC 2012 Mineral Resource Estimate for the Leipold, McTavish and Champion Prospects, which are all situated on mining leases.

•	Vox Management Summary: These bonanza-grade shallow drilling results of up to 91g/t gold are some of the highest grades drilled in Australia in 2021, where most open pit mines are mining grades of 1g/t – 2g/t. We look forward to the initial resource estimate being released for the McTavish deposit, particularly since our royalty has a grade-linked escalator clause, providing revenue upside for high grades.

Bulong (Pre-Construction) – Major Milestones Achieved at Kal East Gold Project (incl. Bulong deposits)

•	Vox holds a 1% net smelter return royalty over part of the Bulong gold project;

•	On July 8, 2021, Black Cat announced:

o	Two recently acquired Outokumpu ball mills were safely relocated to Kalgoorlie for servicing during the June 2021 quarter, ahead of installation expected in 2022;

o	Approval to develop the underground mine at Majestic has now been received. This means that the two initial mines (Myhree open cut and Majestic underground) are on schedule for initial development in mid-2022;

o	Approval received for the construction of the processing facility at the Majestic Mining Centre;

o	Drilling activities are continuing with two RC rigs and one diamond drill rig on site; and

•	10,000m of drilling is planned for the royalty-linked Myhree deposit in the second half of 2021, as announced by Black Cat on July 14, 2021
•	Vox Management Summary: These permitting approvals and the relocation of the key processing infrastructure indicate strong potential for first royalty revenue from Bulong in 2022. The expanded drilling program at Myhree and regionally around Bulong also indicate upside to the current royalty-linked resource. The next 12 months are likely to be transformational for this Bulong royalty asset.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President, Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners and future royalty payments derived from various royalty assets of Vox.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	The Dry Creek royalty rate is A$0.12 per gram of gold per dry metric tonne of royalty ore, which is defined as mineralised material mined from the applicable tenements which contains an average grade greater than 1 gram of gold per dry metric tonne and not classified as waste or low grade, and the royalty is adjusted monthly as follows:

a.	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14).
b.	At the April 2021 average gold price of A$2,277.51/ounce the effective royalty rate for April 2021 was A$0.63/gram gold per tonne of ore treated. For example, for royalty ore mined at a grade of 2.0g/t the effective royalty rate would be A$1.26/tonne of ore treated. The Dry Creek royalty economics are approximately equivalent to those of a 0.85% net smelter return royalty.
(2)	Kookynie Royalty is split in two separate terms:
a.	Kookynie (Melita) Royalty – which covers the Puzzle Deposit: A$1/t production royalty >650Kt cumulative ore mined and treated
b.	Kookynie (Consolidated Gold) Royalty – which covers the Puzzle North Discovery: A$1/tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne –5) x 0.5)+1)